

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 19, 2010

VIA U.S. MAIL and FACSIMILE

Thomas J. Paup
Chief Financial Officer
Arotech Corporation
1229 Oak Valley Drive
Ann Arbor, MI 48108

> **Re:** **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-23336**

Dear Mr. Paup:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief